Willis Towers Watson plc
c/o Willis Group Limited
51 Lime Street
London EC3M 7DQ
England

May 15, 2018

VIA EDGAR Correspondence

Ms. Ibolya Ignat
Mr. Jacob Luxenburg
Office of Healthcare & Insurance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Willis Towers Watson plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-16503

Dear Ms. Ignat and Mr. Luxenburg:

Reference is made to your comment letter dated May 7, 2018 (the “May 7 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2017 by Willis Towers Watson plc (the “Company”). On behalf of the Company, set forth below we repeat the numbered Staff comment contained in the May 7 Letter, and follow it with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 80

1.
Based on the language provided in the audit reports of your successor and predecessor auditor, it does not appear to us that either auditor has taken audit responsibility in their reports for the adjustments made to the prior periods presented in your financial statements stemming from the change to your reportable segment structure and your adoption of ASU 2016-09 on a full retrospective basis. Please amend your filing to include an audit report that takes responsibility for the adjustments or advise us why an amendment is not necessary. Refer to AS 3105 and the PCAOB's Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 1 of 4

Response:

Our successor auditor, Deloitte and Touche LLP, took responsibility for and audited the adjustments made to the prior periods presented in our financial statements stemming from the change to our reportable segment structure and adoption of ASU 2016-09 on a full retrospective basis (the "adjustments").  For the avoidance of doubt, the Company will file a Form 10-K amendment that includes their reissued opinion containing a paragraph describing their procedures performed in auditing the adjustments and their opinion on the appropriateness and proper application of such adjustments in the following form:

The consolidated financial statements of the Company for the year ended December 31, 2016 (the “2016 financial statements”), before the effects of the adjustments to retrospectively apply the changes in accounting discussed in Note 2 and before the effects of the retrospective adjustments to the disclosures for a change in composition of reportable segments discussed in Note 4 to the financial statements, were audited by other auditors whose report, dated March 1, 2017, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2016 financial statements to retrospectively apply the changes in accounting related to stock compensation as discussed in Note 2 and the retrospective adjustments to the disclosures for a change in the composition of reportable segments as discussed in Note 4 to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2016 financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2016 financial statements taken as a whole.

While Part II, Item 8 will be reproduced in its entirety, the amendment will be filed solely for purposes of the inclusion of the reissued opinion containing such paragraph in Deloitte and Touche LLP's "Report of Independent Registered Public Accounting Firm" in Part II, Item 8. The addition of this paragraph does not affect Deloitte and Touche LLP’s unqualified opinion on the Company’s financial statements included in the Form 10-K filed on February 28, 2018, or on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

Note 13-Commitments and Contingencies, page 129

2.
On January 9, 2018 you reached a "settlement in principle" regarding your ongoing litigation with the City of Houston, which subject to completion and approval, would require you to pay $40,000,000. Please explain to us why you believe it was appropriate to only accrue an $11,000,000 contingent liability as of December 31, 2017. Refer to ASC 450.

Response:

The Company has a captive insurance company through which it maintains a comprehensive errors & omission (E&O) insurance program including reinsurance. With respect to the City of Houston matter, the Company agreed in principle to the $40 million settlement in January 2018. The Company considered the settlement offer in accordance with ASC 450-20-25 as a Type 1 subsequent event in the December 31,

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 2 of 4

2017 financial statements. The $11 million accrual represented the net impact to the statement of income for the year ended December 31, 2017, after consideration of reinsurance recovery.

As disclosed in the March 31, 2018 Form 10-Q, the Company settled the claim for $40 million, with no additional expense, and subsequently paid it in full. See the following excerpt from our Note 12 to the Company's financial statements in Form 10-Q for the first quarter of 2018 on this matter:

On January 9, 2018, Legacy Towers Watson and the City participated in a mediation and reached a settlement in principle. On April 4, 2018, the City of Houston City Council approved the settlement. On April 13, 2018, the court entered an order dismissing the case with prejudice, and the settlement became effective on that date. The settlement provides that in exchange for a dismissal of the claims of the City related to Legacy Towers Watson’s pension actuarial advice to the Fund, and any potential claims the City may have related to Legacy Towers Watson’s pension actuarial advice to the Houston Municipal Employees Pension System and the Houston Police Officers Pension System, Legacy Towers Watson agreed to pay a total of $40 million, which was paid in full in April 2018. The Company accrued its portion of the settlement prior to 2018.

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 3 of 4

If you have any questions or additional comments regarding the foregoing, please contact me at (703) 258-8586.

Very truly yours,

/s/ Neil D. Falis
Neil D. Falis
Deputy Company Secretary

cc:    Jennifer Hardy
Suzanne Hayes
Michael J. Burwell

Neil D. Falis
General Counsel - Corporate Transactions
& Investments, and Deputy Corporate Secretary

800 North Glebe Road
Arlington, VA 22203

D +1 703 258 8586

Willis Towers Watson    Page 4 of 4